

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Steven Burden, Ph.D.
Chief Executive Officer
Facible BioDiagnostics, Inc.
366 SW 5th Ave, Ste. 104
Meridian, ID 83642

> **Re: Facible BioDiagnostics, Inc.**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed September 20, 2022**
> **File No. 024-11878**

Dear Dr. Burden:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nicholas Antaki